U. S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
   1935 or Section 20(f) of the Investment Company Act of 1940


                             FORM 3


1.   Name and Address of Reporting Person:
          Dennis A. Grinn
          5031 S.W. 170 Avenue
          Ft. Lauderdale, FL 33331

2.   Date of Event Requiring Statement (Month/Day/Year):
          August 24, 2000

3.   IRS or Social Security Number of Reporting Person
     (Voluntary):

4.   Issuer Name and Ticker or Trading Symbol:
          Cucos Inc. - CUCO.OB

5. Relationship of Reporting Person to Issuer (Check all applicable):
          Director

6.   If Amendment, Date of Original (Month/Day/Year):
          N/A



Table I - Non-Derivative Securities Beneficially Owned.

1.   Title of Security (Instr. 4):
          Common Stock

2.   Amount of Securities Beneficially Owned (Instr. 4):
          1,200,000 Shares

3.   Ownership Form: Direct (D) or Indirect (I) (Instr. 5):
          Indirect

4.   Nature of Indirect Beneficial Ownership (Instr. 5):
          As a 25% owner and director of Jacksonville Restaurant
          Acquisition Corp.*


Table II - Derivative Securities Beneficially Owned(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 4):
          1.   Stock Options (to buy)
          2.   Series A Convertible Preferred Stock

2.   Date Exercisable and Expiration Date:
          1.   Date Exercisable:  August 24, 2001
               Expiration Date:  August 23, 2010

          2.   Date Exercisable:  Immediately
               Expiration Date:  None

3.   Title and Amount of Securities Underlying Derivative
     Security (Instr. 4):
          1.   Title:  Common Stock
               Amount or Number of Shares: 25,000

          2.   Title:  Series A Convertible Preferred Stock
               Amount or Number of Shares:  400,000

4.   Conversion or Exercise Price of Derivative Security:
          1.   $1.02
          2.   $0

5.   Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instr. 5):
          1.   Direct
          2.   Indirect

6.   Nature of Indirect Beneficial Ownership (Instr. 5):
          As a 25% owner and director of Jacksonville Restaurant
          Acquisition Corporation.*


Explanation of Responses:

* The reporting person is a shareholder, officer and director of Jacksonville Restaurant Acquisition Corp. ("JRAC"). Pursuant to Rule 16a-1(a)(4) under the Securities Exchange Act of 1934, as amended, the reporting person disclaims the beneficial ownership of the securities owned by JRAC and reported herein as beneficially owned by the reporting person.



/s/ Dennis A. Grinn
(Signature of Reporting Person)
Date:  September 1, 2000